SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8615 JKEAN@SIDLEY.COM

August 10, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ken Ellington

Re:	Japan Smaller Capitalization Fund, Inc. (File No. 811-05992)

Dear Mr. Ellington:

On behalf of Japan Smaller Capitalization Fund, Inc. (the “Fund”), this letter responds to the telephonic comments provided on July 29, 2022 by Mr. Ken Ellington of the staff (the “Staff”) of the Securities and Exchange Commission, regarding the annual report to shareholders (the “Annual Report”) of the Fund for the fiscal year ended February 28, 2022.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment.

Comment 1: The management’s discussion of financial performance doesn’t contain the statement accompanying the graph and table stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the sale of Fund shares.  Please confirm that the Fund will comply with the disclosure requirements of Instruction 4.g(2)(B) to Item 24 of Form N-2 going forward.

Response: The Fund confirms that it will comply with the disclosure requirements of Instruction 4.g(2)(B) to Item 24 of Form N-2 going forward.

Comment 2: The Fund has been identified in the annual report as a non-diversified fund, however it appears that the Fund is operating as diversified.  If the Fund has been operating as a diversified Fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.  See Investment Company Act Section 13(a)(1) and Rule 13a-1 thereunder.

Response: The Fund confirms that it will receive shareholder approval if it were to change its status back to non-diversified.

Comment 3: It appears the N-CSR for the period February 28, 2022 refers to the “second fiscal quarter of the period covered by this report” for the disclosure related to Form N-CSR Item 11(b).  Please utilize the language provided in Form N-CSR Item 11(b) going forward, which refers to the period covered by the report and not isolated to a particular quarter and please confirm that there have been no such changes in the registrant’s internal controls over financial reporting that occurred during the period.

Response: The Fund confirms that it will utilize the language provided in Form N-CSR Item 11(b) going forward, referring to the period covered by the report and not isolated to a particular quarter.  In addition, the Fund confirms that there have been no such changes in the registrant’s internal controls over financial reporting that occurred during the period.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Annual Report.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Neil Daniele Amy Robles Melanie Malc